Exhibit 99.1

FST Corp.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of March 31, 2026	As of December 31, 2025
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	7,367,184	7,179,800
Restricted cash	155,494	158,865
Accounts and notes receivable, net	8,200,864	6,979,725
Prepaid tax	-	93,589
Inventories, net	12,530,100	11,812,740
Amounts due from a related party	54,648	73,820
Prepaid expenses and other current assets	1,829,861	1,188,451
Total current Assets	30,138,151	27,486,990

Non-current assets
Property, plant and equipment, net	18,473,716	19,044,954
Intangible assets, net	4,734,760	4,832,114
Long-term investments	608,909	551,628
Right-of-use assets	5,177,027	5,761,176
Deferred tax assets, net	1,675,779	1,692,802
Prepayment and other non-current assets	1,531,189	1,551,893
Total non-current assets	32,201,380	33,434,567

Total assets	62,339,531	60,921,557

LIABILITIES
Current liabilities
Short-term bank borrowings	19,488,713	18,199,806
Accounts payables	4,280,149	3,032,860
Operating lease liabilities, current	1,959,730	2,328,227
Amounts due to related parties	165,245	137,548
Current tax liabilities	792,029	367,902
Accrued expenses and other current liabilities	4,815,986	6,355,964
Total current Liabilities	31,501,852	30,422,307

Non-current liabilities
Long-term bank borrowings	10,046,871	10,963,881
Operating lease liabilities, non-current	3,751,842	3,974,560
OET derivative liability	5,310	5,310
Warrant liabilities	4,311	4,311
Total non-current liabilities	13,808,334	14,948,062

Total Liabilities	45,310,186	45,370,369

SHAREHOLDERS’ EQUITY
Ordinary share (par value of US$0.0001 per share; 500,000,000 shares authorized; 44,766,003 shares issued and outstanding)	4,477	4,477
Additional paid in capital	15,468,090	15,396,434
Retained earnings	3,423,455	1,566,364
Accumulated other comprehensive loss	(1,987,868)	(1,537,922)
Total FST Corp. shareholder’s equity	16,908,154	15,429,353
Non-controlling interests	121,191	121,835
Total shareholder’s equity	17,029,345	15,551,188
Total liabilities and shareholders’ equity	62,339,531	60,921,557

F-1

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the three Months Ended March 31
	2026	2025
Revenue	14,646,354	10,756,162
Cost of sales	7,089,883	5,800,416
Gross profit	7,556,471	4,955,746

COSTS AND OPERATING EXPENSES:
Selling expenses	2,867,913	2,917,262
General and administrative expenses	2,116,984	2,525,563
Research and development expenses	393,372	352,680
Total costs and operating expenses	5,378,269	5,795,505

GAIN (LOSS) FROM OPERATIONS	2,178,202	(839,759)

OTHER INCOME (EXPENSE)
Interest expense, net	(226,416)	(193,884)
Foreign exchange gain	394,072	294,349
Other income, net	39,100	32,083
Unrealized loss on change in fair value of OET derivative liability	-	(1,884,824)
Total other income (loss), net	206,756	(1,752,276)

PROFIT (LOSS) BEFORE INCOME TAX EXPENSES	2,384,958	(2,592,035)
INCOME TAX EXPENSES	507,390	205,983
NET INCOME (LOSS)	1,877,568	(2,798,018)
Less: net income(loss) attributable to non-controlling interests	12,392	(18,467)
Net income (loss) attributable to FST Corp.’s shareholders	1,865,176	(2,779,551)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(71,258)	(3,408)
TOTAL COMPREHENSIVE INCOME (LOSS )	1,806,310	(2,801,426)

Less: total comprehensive income (loss) attributable to non-controlling interests	11,922	(18,489)
Comprehensive income (loss) attributable to FST Corp.’s shareholders	1,794,388	(2,782,937)

Weighted average number of shares outstanding, basic and diluted	44,766,003	44,477,649
Earnings per share, basic and diluted	0.04	(0.06)

F-2

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the three Months Ended March 31
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	(400,397)	(1,078,635)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(233,149)	(80,979)
Purchase of intangible assets	-	(21,311)
Net cash used in investing activities	(233,149)	(102,290)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	12,176,853	13,100,496
Repayments of bank borrowings	(11,173,047)	(11,060,842)
Net cash used in financing activities	1,003,806	2,039,654

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	(186,247)	(296,168)
Net increase in cash and cash equivalents	184,013	562,561
Cash, cash equivalents and restricted cash at the beginning of period	7,338,665	5,302,199
Cash, cash equivalents and restricted cash at the end of period	7,522,678	5,864,760

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expenses paid	169,619	141,815
Income taxes paid	219	1,826
Right of use assets obtained in exchange for operating lease obligations	153,963	67,358

F-3